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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                               Amendment No. 3 to
                                  SCHEDULE 13D


                  Under the Securities Exchange Act of 1934

                          CHURCHILL TECHNOLOGY, INC.
                                (Name of Issuer)

                                 ASHRAF MARWAN
                     (Names of Person Filing Statements)


                    COMMON STOCK, PAR VALUE $.02 PER SHARE
                        (Title of Class of Securities)


                                  171569 20 5
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                             RICHARDS & O'NEIL, LLP
                               885 THIRD AVENUE
                               NEW YORK, NEW YORK
                                     10022
                                (212) 207-1200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 5, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement. / /


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                                  SCHEDULE 13D
                                  ------------


CUSIP         NO. 171569 20 5



(1)      Name of reporting persons ...................     ASHRAF MARWAN
         S.S. or I.R.S. identification Nos. of
         above persons
         .............................................

(2)      Check the appropriate box if a                    (a) / /
         member of a group
         (see instructions)                                (b) / /


(3)      SEC use only .................................


(4)      Source of funds
         (see instructions) ...........................    PF


(5)      Check if disclosure of legal
         proceedings is required pursuant to
         items 2(d) or 2(e) ...........................    / /


(6)      Citizenship or place of
         organization .................................    EGYPT


Number of shares beneficially owned by each reporting person with:


(7)      Sole voting power ............................    28,575,818


(8)      Shared voting power ..........................    None


(9)      Sole dispositive power .......................    28,575,818


(10)     Shared dispositive power......................    None


(11)     Aggregate amount beneficially owned
         by each reporting person .....................    28,575,818



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(12)     Check if the aggregate amount in
         Row (11) excludes certain shares (see
         instructions) ................................    / /


(13)     Percent of class represented by
         amount in Row (11) ...........................    19.7%


(14)     Type of reporting person (see
         instructions) ................................    IN







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                   CHURCHILL TECHNOLOGY, INC. SCHEDULE 13D
                              AMENDMENT NO. 3


NOTE: This Amendment No. 3 amends a Statement on Schedule 13D filed on March 25, 1996, as amended by an Amendment No. 1 filed on April 12, 1996, and an Amendment No. 2 filed on July 16, 1997, in each case by Ashraf Marwan.

         This Amendment No. 3 is being filed to amend Items 3 and 5 of the
Schedule 13D to correct certain errors in those items as set forth in Amendment No. 2. The information reported in Items 1, 2, 4, 6 and 7 of the
Schedule 13D has not changed since the date of Amendment No. 2.

Item 1.  Source and Amount of Funds or Other Consideration.

         The first sentence of the third paragraph of Item 3 is hereby amended to read in its entirety as follows:

              On June 5, 1997 the Reporting Person used $91,750.83 of personal funds to purchase 3,058,361 of Common Stock from Mr. Gamal Marwan who is referred to in Item 5 below.

Item 5.  Interest in Securities of the Issuer.

         The first sentence of paragraph (a) of Item 5 is hereby amended to read in its entirety as follows:

              The Reporting Person owns a total of 28,575,818 shares of Common Stock or 19.7% of the 144,819,086 shares of Common Stock believed by the Reporting Person to be outstanding.



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                                   Signature
                                   ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 1997


                                       /s/  Craigh Leonard
                                       ---------------------------------------
                                       Craigh Leonard, as Agent and
                                       Attorney-in-Fact for Ashraf Marwan









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